# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Agility Robotics, Inc., CIK 0002074973
CUSIP: G2131A124
Title of class of securities: Class A Ordinary Shares, $0.0001 par value
Address of issuer's principal executive offices: 4698 TRUAX DRIVE SE, 4698 TRUAX DRIVE SE, SALEM, Oregon (OR), 97317
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001610880-26-000013
Filed by CIK 0001610880

## Reporting persons
- BlueCrest Capital Management Ltd: type of reporting person: other (OO); citizenship or place of organization: Jersey (Y9); does not affirm membership in a group (box b); sole voting power 1,297,673; shared voting power 0; sole dispositive power 1,297,673; shared dispositive power 0; aggregate amount beneficially owned 1,297,673 (3.1% of the class)
- Platt Michael Edward: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); sole voting power 1,297,673; shared voting power 0; sole dispositive power 1,297,673; shared dispositive power 0; aggregate amount beneficially owned 1,297,673 (3.1% of the class)

## Item 1. Issuer
Name of issuer: Agility Robotics, Inc.
Address of issuer's principal executive offices: 4698 TRUAX DRIVE SE, 4698 TRUAX DRIVE SE, SALEM, OREGON, 97317.

## Item 2. Person Filing
Name of person filing:
This statement is filed by:
i. BlueCrest Capital Management Limited (the "Investment Manager"), which serves as investment manager to BSMA Limited, a Cayman Islands exempted company (the "Fund"); and
ii. Michael Platt ("Mr. Platt"), who serves as principal, director, and control person of the Investment Manager; and

with respect to the shares (as defined herein) held for the account of the Fund. BlueCrest Capital Management (New York) LP acts as sub-investment manager of the Fund, and reports to the Investment Manager.

This Amendment No. 1 is being filed pursuant to Rule 13d-2(b) under the Securities Exchange Act of 1934, as amended, within 45 days after the end of the calendar quarter ended September 30, 2026, to report that the Reporting Persons have ceased to be the beneficial owners of more than 5% of the Class A Ordinary Shares of the Issuer.

On November 6, 2026, Churchill Capital Corp XI completed its business combination with Agility Robotics, Inc. and changed its name to Agility Robotics, Inc. The CUSIP number of the Class A Ordinary Shares was unchanged. All information in this Amendment No. 1 is reported as of September 30, 2026, when the Issuer was named Churchill Capital Corp XI.
Address of principal business office or, if none, residence:
The address of the business office of the Investment Manager and Mr. Platt is:

Ground Floor
Harbour Reach, La Rue de Carteret
St Helier
Jersey
Channel Islands
JE2 4HR
Citizenship:
The Investment Manager is a company organized under the laws of Jersey, Channel Islands, operating solely out of Jersey, Channel Islands. Mr. Platt is a citizen of the United Kingdom.

## Item 4. Ownership
Amount beneficially owned: The Investment Manager and Mr. Platt beneficially own 1,297,673 shares.
Percent of class:
Investment Manager: 3.1%
Mr. Platt: 3.1%
Sole power to vote or to direct the vote:
Investment Manager: 1,297,673.00
Mr Platt: 1,297,673.00
Shared power to vote or to direct the vote: Each of the Reporting Persons has shared power to vote or direct the vote of 0 shares of Common Stock.
Sole power to dispose or to direct the disposition:
Investment Manager: 1,297,673.00
Mr Platt: 1,297,673.00
Shared power to dispose or to direct the disposition:
Each of the Reporting Persons has shared power to dispose or to direct the disposition of 0 shares of Common
Stock.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See disclosure in Items 2 and 4 hereof. The Fund is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the ordinary shares covered by the Statement that may be deemed to be beneficially owned by the Reporting Persons.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See disclosure in Item 2 hereof.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- BlueCrest Capital Management Ltd: /s/ Michael Bell, Authorized Signatory (11/13/2026)
- Platt Michael Edward: /s/ Steven Pariente, As attorney-in-fact for Michael Platt (11/13/2026)